Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-143315 of our reports dated February 27, 2009, relating to the financial statements (which report expressed an unqualified opinion and included an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes) and financial statement schedule of Century Aluminum Company and the effectiveness of Century Aluminum Company’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Century Aluminum Company for the year ended December 31, 2008. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 9, 2009